U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 APR 19 A 11:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 16, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07022726

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Meetings of U.S. Commercial Corp., S.A.B. de C.V., related to the Shareholders General Ordinary Assembly, which will be held on April 30, 2007.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

PROCESSED

APR 23 2007

THOMSON
FINANCIAL

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

CALL FOR

ORDINARY STOCKHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A.B. DE C.V., adopted in its session held on March 5, 2007, calls the stockholders of the Corporation for an Ordinary Stockholders General Assembly, that shall take place on April 30, 2007, starting at 11:00 hours, at the building located in Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, Distrito Federal, to discuss the items included in the following:

AGENDA

I. Presentation and, if such were the case, approval of the Board of Directors' Report on the fiscal year that ended on December 31, 2006, pursuant Article 172 of the Mexican Corporate Law, including the financial statements of the Corporation to that date, and the Examiner's and Audit Committee report and the report concerning the Corporation's subsidiaries, which includes a proposal for the distribution of profits. Resolutions to that regard.

II. Ratification, if such were the case, of the Board of Directors' management for the financial year 2006 and appointment or ratification, of the individuals that shall integrate the Board of Directors of the Corporation; and appointment or ratification, if such were the case, of the External Auditor; as well as decide upon the corresponding emoluments. Resolutions to that regard.

III. Appointment or ratification, if such were the case, of the persons that shall integrate the Committees of the Corporation; as well as decide upon the corresponding emoluments. Resolutions to that regard.

IV. If so taken into consideration by the attendees, proposal and, if such were the case, approval of the maximum amount of resources that could be allocated for the acquisition of own stocks for the financial year 2007; as well proposal, and if such were the case, approval of the provisions and politics related to the acquisition of own shares. Resolution to that regard.

V. Appointments of delegates that shall fulfill the resolutions adopted by this Assembly, and if such were the case, carry out the appropriate formalities Resolutions to that regard.

The stockholders, in order to have the right to attend the Assembly, shall have to deposit, at the Corporate office located in Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, 11520, México, Distrito Federal (Telephone 5328-5830), at the latest on the business day prior to the day in which the Assembly is held (business days and hours from 10:00 A.M. to 6:00 P.M.), the stock titles or the deposit slips issued by a financial institution, domestic or foreign or S.D. Indeval, S.A. de C.V., Securities Deposit Institution, as well as other appropriate legal of tax requirements. In exchange of the documents abovementioned, the stockholders shall have their admission card issued, which they shall have to hand-in to attend the Assembly. The securities market brokers and other depositors at the S.D. Indeval, S.A. de C.V., Securities Deposit Institution are reminded that in order to obtain the aforesaid admission card, they shall have to submit, if such were the case, a list with the names, address, nationality and number of stocks of the stockholders they represent.

From the day this Call is published, the information and documents related to each one of the items in the agenda shall be made available for the stockholders, immediately and pro bono, at the Board of Directors Secretary's office located at Parque Vía No. 190, 7th floor, Col. Cuauhtémoc, C.P. 06599 México, Distrito Federal, Telephone 52225814 (business days and hours de 10:00 A.M. a 6:00 P.M.).

The shareholders may be represented by means of an authorized attorney-in-fact with proxy pursuant the terms foreseen by Article Eighteenth of the Corporation's by-laws and the Securities Market Act. The persons attending and acting on behalf of the stockholders, shall be able to prove their authority by power granted on the forms created by the issuer, which are available for the securities market brokers that prove they act on behalf of the issuer's stockholders through S.D. Indeval, S.A. de C.V., Securities Deposit Institution, as well at the address indicated on the immediate previous paragraph or at Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Distrito Federal (Telephone 53285830), within the time limit referred to on article 173 of the Mexican Corporate Law.

Mexico, Distrito Federal, April 11, 2007

Sergio Rodríguez Molleda
Secretary of the Board of Directors

END